UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Craftmade International, Inc.
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
22413E104
(CUSIP Number)
Lary C. Snodgrass
P.O. Box 1837
Burleson, TX 76097
(817) 239-8182
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 6, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	22413E104

1	NAMES OF REPORTING PERSONS Lary C. Snodgrass

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		311,445

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		311,445

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

311,445

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 2 of 3 Pages

Item 1. Security and Issuer.
This statement on Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Craftmade International, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 650 South Royal Lane, Suite 100, Coppell, Texas 75019.
Item 2. Identity and Background.
(a) — (c), (f) This Schedule 13D is filed by Lary C. Snodgrass, a United States citizen (the “Reporting Person”), whose business address is P.O. Box 1837, Burleson, Texas 76097. Mr. Snodgrass is retired.
(d), (e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
The source of funds for the purchases of the Common Stock was the Reporting Person’s personal funds.
Item 4. Purpose of Transaction.
(a) — (j) The Reporting Person acquired the Common Stock in the ordinary course of business, for investment, and not for the purpose of acquiring control of the Issuer.
The Reporting Person has no present plans to acquire additional securities of the Issuer, or dispose of securities of the Issuer.
Depending on market conditions and other factors that he may deem material to his investment decision, the Reporting Person may purchase additional shares of Common Stock in the open market or in private transactions. Depending on these same factors, the Reporting Person may sell all or a portion of the shares of Common Stock in the open market or in private transactions.
Item 5. Interest in Securities of the Issuer.
(a) Because of (1) the Reporting Person’s direct ownership of 67 shares of the Common Stock, (2) his status as managing member of the general partner of the Lary Snodgrass Family Limited Partnership, which holds 203,878 shares of Common Stock, (3) his status as general partner of Snodgrass Children’s Ltd., which holds 100,000 shares of the Common Stock and (4) his ownership of stock options to purchase 7,500 shares of Common Stock that are exercisable within 60 days of March 6, 2009, the Reporting Person may, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), be deemed to be the beneficial owner of 311,445 shares of Common Stock in the aggregate, which constitutes approximately 5.5% of the 5,712,000 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act (taking into account (a) the 5,704,500 shares of Common Stock outstanding, as stated in the Issuer’s most recent annual report on Form 10-K and (b) the shares of Common Stock that may be issued to the Reporting Person pursuant to the exercise of stock options).

(b) The Reporting Person has the sole power, directly or indirectly, to vote or to direct the vote or to dispose or to direct the disposition of all of the shares of the Common Stock reported herein.
(c) During the past 60 days, the Reporting Person effected the following transactions in the Common Stock:
On March 5, 2009 Mr. Snodgrass in his capacity as managing member of the general partner of the Lary Snodgrass Family Limited Partnership purchased 50,000 shares of the Common Stock at an average price of $1.02 in open market transactions. On March 5, 2009 Mr. Snodgrass in his capacity as general partner of Snodgrass Children’s Ltd. purchased 68,400 shares of the Common Stock at an average price of $0.99 and 1600 shares of the Common Stock at an average price of $0.98 in open market transactions. On March 6, 2009 Mr. Snodgrass in his capacity as managing member of the general partner of the Lary Snodgrass Family Limited Partnership purchased 50,000 shares of the Common Stock at an average price of $0.98 in open market transactions. These transactions were all reported on a Form 4 filed with the Securities and Exchange Commission on March 9, 2009.
(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported in this Schedule 13D as beneficially owned by the Reporting Person.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Not applicable.
Item 7. Material to be Filed as Exhibits.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 11/16/09	By: Lary C. Snodgrass
	By:	/s/ Lary C Snodgrass
		Name:	Lary C. Snodgrass
Title: